BOC INTERNATIONAL (USA) INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2021

BOC INTERNATIONAL (USA) INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2021

BOC INTERNATIONAL (USA) INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2021

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66662

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BOC International (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1045 Avenue of the Americas, Suite 1501
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sabeena Liconte	(917) 696-6830	sabeena.liconte@bocigroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sabeena Liconte, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BOC International (USA) Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed and sworn to before me this 28th day of February, 2022.

Theresa M. Burr

Notary Public

Signature: [signature]



Title: Executive Director

THERESA M. BURR
Notary Public - State of Florida
Commission # HH 2664
My Comm. Expires May 21, 2024
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of BOC International (USA) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BOC International (USA) Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BOC International (USA) Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BOC International (USA) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of BOC International (USA) Inc.'s financial statements. The supplemental information is the responsibility of BOC International (USA) Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2022

BOC INTERNATIONAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 2,329,441
Due from broker	568,218
Service fee receivable	42,771
Commissions receivable	995
Property and equipment (net of accumulated depreciation of $4,519)	1,628
Other assets	8,744
TOTAL ASSETS	$ 2,951,797

LIABILITIES AND STOCKHOLDER’S EQUITY

Liabilities:	
Due to related parties	$ 222,435
Accrued expenses and other liabilities	31,012
Subordinated loan	1,000,000
TOTAL LIABILITIES	1,253,447
Stockholder’s Equity:	
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	8,499,900
Accumulated deficit	(6,801,650)
TOTAL STOCKHOLDER’S EQUITY	1,698,350
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$ 2,951,797

The accompanying notes are an integral part of these financial statements.

BOC INTERNATIONAL (USA) INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue:

Commission income	$	183,520
Service fee income		1,205,070
Other income		28,563
TOTAL REVENUE		1,417,153

Expense:

Management and allocated overhead fees	295,284
Employee compensation and benefits	775,775
Clearing fees	18,922
Other broker-dealers fees	12,535
Communications & computer expenses	41,500
Rent and utilities	56,097
Professional fees	80,057
Interest expense	25,347
Depreciation and amortization	1,284
Loss on disposal of property and equipment	3,460
Other expenses	34,213
TOTAL EXPENSES	1,344,474
Net income before provision for income taxes	72,679
Provision for income taxes	(238)
NET INCOME	$ 72,441

The accompanying notes are an integral part of these financial statements.

BOC INTERNATIONAL (USA) INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2020	$ 100	$ 8,499,900	$ (6,874,091)	$ 1,625,909
Net income	-	-	72,441	72,441
Balance at December 31, 2021	$ 100	$ 8,499,900	$ (6,801,650)	$ 1,698,350

The accompanying notes are an integral part of these financial statements.

BOC INTERNATIONAL (USA) INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance at December 31, 2020	$	1,000,000
Increases		-
Decreases		-
Balance at December 31, 2021	$	1,000,000

The accompanying notes are an integral part of these financial statements.

BOC INTERNATIONAL (USA) INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:		
Net income		$ 72,441
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on disposal of property and equipment	3,460	
Depreciation and amortization	1,284	
Decrease in due from broker	21,731	
Decrease in commissions receivable	10,160	
Decrease in other assets	28,257	
Increase in due to related parties, net	163,778	
Increase in service fee receivable	(20,750)	
Decrease in accrued expenses and other liabilities	(5,419)	
Decrease in leased assets	1,632,204	
Decrease in leased liabilities	(1,632,204)	
Total adjustments		202,501
Net cash provided by operating activities		274,942
Cash flows from investing activities:		
Proceeds from sale of property and equipment		5,744
Purchase of property and equipment		(1,770)
Net cash provided by investing activities		3,974
Net increase in cash and cash equivalents		278,916
Cash and cash equivalents at December 31, 2020		2,050,525
Cash and cash equivalents at December 31, 2021		$ 2,329,441
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes		$ 225
Cash paid during the year for interest expense		$ 11,319

The accompanying notes are an integral part of these financial statements.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

BOC International (USA) Inc. (the "Company") was incorporated in Delaware on April 13, 2004 and began operations on October 3, 2006. The Company is a wholly-owned subsidiary of BOC International (USA) Holdings Inc. (the "Parent"), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker for institutional clients, primarily effecting transactions in the Hong Kong and China securities markets.

In 2021, the Company restructured its business activities in the United States ("U.S."), which will result in the termination of its direct fully-disclosed clearing relationship with Pershing LLC ("Pershing"). Although the Company is in the process of terminating its direct clearing relationship with Pershing, it will continue to act as agent to Pershing on behalf of its affiliate, BOCI Securities Limited ("BOCI Securities"). In addition, it will continue to serve as the U.S. chaperone contemplated by Rule 15a-6 under the Securities Exchange Act of 1934 and introduces transactions in foreign securities to its foreign broker affiliates pursuant to its current contractual relationship with those affiliates.

The Parent of the Company plans to be dissolved in 2022 and, following the dissolution of the Parent, the Company will become a direct, wholly owned subsidiary of Bank of China International Holdings Limited ("BOCI UK Holdings"), the immediate holding company of the Parent.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

9

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Accounting Standard Updates ("ASU") Topic 606, *Revenue from Contracts with Customers*, which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The adoption of ASC 606 did not result in change to the accounting for any of the in-scope revenue streams and no cumulative effect adjustment was recorded. During 2021, the Company earned revenue mainly from service income and commission income.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company is compensated for sales and trade execution-related support and services provided to foreign affiliate, BOCI Securities Limited ("BOCI SL"), as the BOCI Group operating subsidiary for the securities markets in the United States. The performance obligation is satisfied at the point in time the services are provided. The Company invoiced BOCI SL on a monthly basis in arrears for any support and service performed or provided, plus a 5% mark-up. Payment for services is received in the following month.

The Company earns revenue from trading activities for its U.S. institutional clients through a clearing agreement arrangement with Pershing, LLC ("Pershing") and its affiliate, BOCI SL. Revenue is determined based on an agreed commission rate multiplied by the volume of trades executed. Revenue is recognized on trade date of the transaction because that is when the underlying financial instrument or buyer/seller is identified. The pricing is agreed upon and the risks and rewards of ownership to be transferred to/from the client. The Company's performance obligation is satisfied on trade date and commission is received on the settlement date of the transactions.

Depreciation

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 Years	Straight –line
Computer software	3 Years	Straight –line

11

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company complies with FASB ASC Topic 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.

The Company is included in the consolidated tax return of the Parent. The provision for income taxes is computed using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and applying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year separate tax return. Deferred taxes are provided on temporary differences and on any carry forwards that could be claimed on the hypothetical return and the need for a valuation allowance is assessed on the basis of projected separate return results.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The effect of graduated rates and other tax differences from the consolidated tax structure are allocated among the members of the consolidated group.

The Company is subject to federal, and New York State and New York City income taxes. The Company's effective tax rate differs from the statutory rate of 21% due primarily to state and local income taxes. The Company has a combined federal, state and city deferred income tax asset of approximately $1,616,000 as of December 31, 2021, which is primarily related to net operating loss carry forwards. A valuation allowance has been established offsetting this $1,616,000, as the ultimate realization of these benefits is uncertain.

The valuation allowance decreased by approximately $15,000 for the year ended December 31, 2021. The Company has federal net operating loss carry forwards of approximately $6,054,000 as of December 31, 2021, of which will begin to expire in 2033. As a result of the Tax Cut and Jobs Act, federal net operating losses incurred in 2018 and thereafter carryforward indefinitely.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination are 2018, 2019, 2020 and 2021.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional Currency and Presentation Currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The Functional Currency of the Company is United States Dollars ("USD").

Foreign currency transactions are translated into the Functional Currency using the prevailing exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

Statement of Cash Flows

For the statement of cash flows, certain prior year balances have been reclassified to conform to current year presentation.

Leases Accounting Standard

In February 2016, FASB issued ASU 2016-02 Leases ("Topic 842") amending the guidance for leases to increase transparency and comparability among organizations. Topic 842 requires the recognition of lease assets and lease liabilities on the Statement of Financial Condition as well as disclosing key information about leasing arrangements. The right-of-use ("ROU") asset and lease liability are measured using the present value of the remaining rental payments. The Company adopted the standard on January 1, 2019, under the Parent operating lease agreement.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases Accounting Standard (continued)

The result of the new standard is a gross-up on the Statement of Financial Condition of ROU assets and lease liabilities for the office space operating leases. The implementation process included: an assessment of our lease arrangements and an evaluation of practical expediency and accounting policy elections to meet the reporting requirements of this standard. Additionally, the firm evaluated the changes in controls and processes that are necessary to implement the standard. The lease liabilities and ROU assets were recognized at approximately the same amount based on the new standards. The implementation did not have a material impact on the Company's Statement of Financial Condition.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred.

Additionally, in November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments–Credit Losses, which amends Subtopic 326-20 (created by ASU 2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. The adoption of this ASU on January 1, 2020 did not have a material impact on the Company's financial statements.

NOTE 3.   FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement,* has no material effect on these financial statements.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of 17 C.F.R. §240.15c3-1, which requires the Company to maintain sufficient liquid assets to cover indebtedness (as defined in SEC rules). At December 31, 2021, the Company had net capital (as defined in SEC rules), of $2,644,212 which was $2,394,212 in excess of its required net capital of $250,000.

NOTE 5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consisted of the following:

Computer equipment	$ 5,658
Computer software	489
Property and equipment, at cost	6,147
Less accumulated depreciation	(4,519)
Net property and equipment	$ 1,628

NOTE 6.   OFF-BALANCE SHEET RISK

During the year ended December 31, 2021, the Company maintained a relationship with a domestic clearing broker-dealer for the clearing of domestic securities transactions. Although the Company is in the process of terminating its direct relationship with this clearing broker, it will continue to act as agent to this clearing broker on behalf of an affiliate in Hong Kong. All of its customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with its clearing agreement, the Company indemnifies the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and clearing broker monitor collateral on the customers' accounts. In addition, the due from broker on the Statement of Financial Condition is pursuant to this clearing agreement and includes a clearing deposit of $100,000. The Company's business also involves brokering customer securities transactions in non-U.S. markets, mainly in Asia. Such transactions are conducted on a receive-versus-payment and delivery-versus-payment basis and are settled through the Company's affiliates. To the extent a customer of the Company fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NOTE 7.   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk), or failures of the other parties to the transaction to perform (counterparty risk), exceeds the amounts recorded for the transaction.

NOTE 7.   SIGNIFICANT GROUP CONCENTRATION OF RISK (CONTINUED)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of routinely reviewing the customers and/or other parties with which it conducts business.

As of December 31, 2021, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

The Company's business is primarily dependent on the Asian market and geographical area, which presents risk exposure related to economic and political matters.

The receivables from the clearing broker are subject to counterparty risk. The Company has total due from broker $568,218 from Pershing as of December 31, 2021. The total due from broker includes a minimum clearing deposit of $100,000 pursuant to the clearing agreement.

The Company's cash and cash equivalents are primarily deposited at two banks and subject to credit concentration risk, and one of these banks is a related party (see Note 9. Related Party). As of December 31, 2021, the cash balances exceed federally insured limits by approximately $2,060,000. The Company has not experienced any losses in such accounts. Management does not believe the Company has significant exposure to any credit risk on cash balances.

NOTE 8.   DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan up to the maximum of the lesser of 6% of compensation or $19,500 per employee.

NOTE 9.   RELATED PARTY

The Company maintains a money market account with Bank of China, New York Branch, a related party. As of December 31, 2021, the balance in this account was $17,059 and is included in cash and cash equivalents on the Statement of Financial Condition.

The Company borrowed $1,000,000 under a subordinated loan agreement from BOCI UK Holdings on August 15, 2016. The subordinated loan is available in computing net capital under the SEC's uniform net capital rule. The maturity date of the loan is on August 22, 2022 with a rollover provision for another one year term. Interest accrues at the fixed interest rate of 2.50%. As of December 31, 2021, the outstanding principal balance was $1,000,000 with $21,736 interest payable and included in Due to related parties on the Statement of Financial Condition.

The Company utilizes the clearing brokerage services of BOCI SL, a related party. For the year ended December 31, 2021, clearing fees with BOCI SL amounted to $12,922.   In addition, the Company has a net commission receivable from BOCI SL of $995 at the current exchange rate as of December 31, 2021 and included in Commission receivable on the Statement of Financial Condition.

The Company provides service to BOCI SL as the BOCI Group operating subsidiary for the securities markets in the United States pursuant to a written agreement originally dated September 1, 2017 and subsequently amended. The Company shall perform and provide to its clients on behalf of BOCI SL research distribution, sales and trade execution-related support and services, corporate access and road shows.

NOTE 9.   RELATED PARTY (continued)

The "BOCI Group" consists of BOC International Holdings Limited ("BOCI HK Holdings"), an indirect parent of the Company and all entities directly or indirectly held by BOCI HK Holdings, including the Company, the Parent, BOCI UK Holdings, and BOCI SL. Billings for these services totaled $1,205,070 during 2021. The Company has a service fee receivable from BOCI SL of $42,771 as of December 31, 2021, as reported on the Statement of Financial Condition.

The Parent and its affiliates perform and provide back office-related support and service to the Company, such service areas include, but are not limited to, administration, finance and treasury, human resources, information technology, business operations, legal and compliance, risk management and other management and or advisory services. Any operating expenses, such as but not limited to, rent and utilities, compensation and benefits, professional fees, communications and information technology and other administrative expenses or costs, incurred by the Parent and its affiliates in performing and providing these services related to the Company are allocated to the Company pursuant to a written agreement originally dated May 1, 2015 and subsequently amended, in addition to other costs. As of December 31, 2021, $145,138 was payable to the Parent and $55,561 was payable to an affiliate of the Parent, which are included in Due to Related Parties on the Statement of Financial Condition.

NOTE 10.   CLEARING BROKER

During the year ended December 31, 2021, the Company maintained a relationship with a domestic clearing broker-dealer for the clearing of domestic securities transactions. Although the Company is in the process of terminating its direct relationship with this clearing broker-dealer, the Company will continue to act as agent to this clearing broker on behalf of an affiliate. No domestic clearing fees were payable to this clearing broker-dealer as of December 31, 2021.

NOTE 11.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no other commitments or contingent liabilities and was not named as defendant in any law suit as of December 31, 2021 or at any period throughout the year ended December 31, 2021.

NOTE 12.   GUARANTEES

FASB ASC 460, *Guarantees* ("ASC 460"), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees as of December 31, 2021 or during the year then ended except as described in Note 6 above.

NOTE 13.   SUBSEQUENT EVENTS

Subsequent events have been evaluated by management through February 17, 2022, which is the date these financial statements are available for issuance.

There are no material subsequent events requiring disclosure as of February 17, 2022.

SUPPLEMENTARY INFORMATION

BOC INTERNATIONAL (USA) INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Total stockholder's equity

$ 1,698,350

Less non-allowable assets and deductions:
Service fee receivable	(42,771)
Commissions receivable	(955)
Property and equipment, net	(1,628)
Other assets	(8,744)
Total Deductions	(54,138)

Add allowable subordinated liabilities:
Subordinated loan	1,000,000
NET CAPITAL	2,644,212

Computation of Minimum Net Capital Requirement:
Minimum Net Capital (under SEC Rule 15c3-1(a)(2)(ii))	250,000
EXCESS NET CAPITAL	$ 2,394,212

There are no material differences between the computations of net capital presented above and the Company's unaudited Form X-17A-5, Part II as of December 31, 2021, as filed.

BOC INTERNATIONAL (USA) INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under paragraph (k)(2)(i) and (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

SUPPLEMENTATRY REPORT
OF INDEPENDENT AUDITOR



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of BOC International (USA) Inc.

We have reviewed management's statements, included in the accompanying BOC International (USA) Inc. Exemption Report Pursuant to Rule 17a-5 for the year ended December 31, 2021, in which (1) BOC International (USA) Inc. (the Company) claimed an exemption from 17 C.F.R. §240.15c3-3 under 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii); and (2) the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout fiscal year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2022

BOC INTERNATIONAL (USA) INC.
EXEMPTION REPORT PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2021

BOC International (USA) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 of the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2)   The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout fiscal year ended December 31, 2021 without exception.

BOC International (USA) Inc.

I, Sabeena Liconte, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By :   _____

Title: Executive Director

February 17, 2022

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